UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Relevant Information regarding resolutions approved by the Extraordinary General Shareholders Meeting held on December 21, 2015
2.	Subordinated loan granted to Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that:

1.	The Extraordinary General Shareholders Meeting held on December 21, 2015, has approved:

1.1.	The company’s consolidated financial statements for the six-month period ended June 30, 2015.

1.2.	The internal rules of the General Shareholders Meetings. These rules will be available at the webpage of the company.

1.3.	The general policy of election and compensation of the Board of Directors. Such policy will be available at the webpage of the company.

1.4.	The following by-laws amendment in order to adopt certain recommendations included in Circular 28 of 2014 issued by the Financial Superintendency of Colombia, related to the corporate governance best practices code (also known as Código País):

“(i) Amend number 16 and add numbers 17 and 18 to Article 19 of the By-laws of the company, as follows:

ARTICLE 19.- FUNCTIONS OF THE GENERAL SHAREHOLDERS’ MEETING: The following are the functions of the General Shareholders’ Meeting:

(…)

16) Approve the general policy of election and compensation of the Board of Directors.

17) Approve the acquisition, sale or liens of assets and segregation transactions, also known as Escisión Impropia, exceeding 25% of the total assets of the Company calculated against the separate financial statements of the immediately previous period.

18) Other functions established by laws or bylaws, not corresponding to other corporate bodies.

(ii) Amend article 41 of the By-laws of the Company, in order to include the following paragraph:

ARTICLE 41.- COMPLIANCE WITH THE CORPORATE GOVERNANCE BEST PRACTICES CODE. The Company's shareholders and investors may make respectful inquiries when they believe a breach of the Code of Good Corporate Governance has occurred.

The Company shall establish an office to serve shareholders and investors under the direction of an official with this remit. Said office shall serve as a link between shareholders and investors and the Company's governance bodies, and it shall carry out the necessary management to meet the needs and requirements of shareholders and investors in a timely manner.

PARAGRAPH. Notwithstanding its voluntary nature, corporate governance best practices and recommendations adopted by the Company, shall be mandatory for Grupo Aval, its officers and employees”

2.	Grupo Aval Limited, an affiliated entity of Grupo Aval, has granted a subordinated loan to Banco de Bogotá S.A. (herein under the “Bank”) of US$500.000.000, with a maturity of 10 years (the “Subordinated Loan”).

The Subordinated Loan granted to the Bank, complies with the requirements to be classified as Tier II Capital as mentioned in Article 2.1.1.1.9 of Decree 2555 of 2010 and has been authorized by the Financial Superintendency of Colombia in order to classify such loan as a regulatory capital instrument.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel